EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

PREFERRED DIVIDENDS

(Dollars in Millions)

(Unaudited)

Six Months Ended June 30, 2006
Earnings:
Income before income taxes	$899.8
Add:
Interest on indebtedness and amortization of debt expense and discount or premium	82.6
Portion of rents representative of interest factor	21.8
Less:
Gain on equity investments	(1.6)

Income as adjusted	$1,002.6

Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	82.6
Portion of rents representative of interest factor	21.8
Capitalized interest	1.2

Total fixed charges	$105.6

Preferred Dividends:
Dividends on Preference Stock	$18.0

Ratio of earnings to fixed charges	9.5

Ratio of earnings to fixed charges and preferred dividends	8.1